

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2024

Joseph Davy
Chief Executive Officer
Banzai International, Inc.
435 Ericksen Ave , Suite 250
Bainbridge Island , Washington 98110

> **Re: Banzai International, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 22, 2024**
> **File No. 333-278871**

Dear Joseph Davy:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kyle Wiley at 202-344-5791 or Jan Woo at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Gina Eiben